FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 28 July 2005

REED ELSEVIER PLC (Registrant)	REED ELSEVIER NV (Registrant)

1-3 Strand	Radarweg 29
London WC2N 5JR	1043 NX Amsterdam
United Kingdom	The Netherlands
(Address of principal executive office)	(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ☑	Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC Registrant	REED ELSEVIER NV Registrant

By:	/s/ L. DIXON Name: L. Dixon Title: Deputy Secretary	By:	/s/ L. DIXON Name: L. Dixon Title: Authorised Signatory

Date:	28 July 2005	Date:	28 July 2005

NEWS RELEASE
ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV
28 JULY 2005
REED ELSEVIER: HIGHLIGHTS OF 2005 INTERIM RESULTS
POSITIVE START TO THE YEAR
•	Revenues up 6%, adjusted pre-tax profits and earnings per share up 5% at constant exchange rates

•	Good underlying performance across business; momentum in revenue and profit growth building for second half
•	Strong subscription renewals and growing online sales at Elsevier

•	Further revenue growth momentum at LexisNexis from product and marketing investment

•	Good performance in winning state textbook adoptions at Harcourt Education; well placed for strong second half sales season

•	Continuing improvement at Reed Business; rapid online growth and exhibitions performing well

•	Good contribution from recent acquisitions
•	Sustained investment in building online business

•	Seasonality in Education and Health Sciences accelerates growth in second half

•	On track to deliver 2005 organic revenue growth of at least 5% and double digit growth in adjusted earnings per share at constant currencies
REED ELSEVIER

					Change at
					constant
	2005	2004	2005	2004	currencies
	£m	£m	€m	€m	%

Revenue	2,368	2,263	3,457	3,349	+6%
Reported profit before taxation	255	256	372	379	+4%
Adjusted profit before taxation	395	387	577	573	+5%

Adjusted figures are presented as additional performance measures and are stated before amortisation of acquired intangible assets and acquisition integration costs.
PARENT COMPANIES

	Reed Elsevier PLC			Reed Elsevier NV
							Change at
							currencies
			Change			Change	constant
	2005	2004	%	2005	2004	%	%

Reported earnings per share	5.1p	7.5p	-32%	€0.13	€0.18	-28%	-26%
Adjusted earnings per share	12.3p	12.0p	+3%	€0.27	€0.27	0%	+5%
Dividend per share	3.7p	3.4p	+9%	€0.092	€0.090	+2%

Sir Crispin Davis, Chief Executive Officer of Reed Elsevier, commented:
“The first half of 2005 sees Reed Elsevier in good health and firmly on track to deliver on our 2005 goals, with momentum building in our revenue and profit growth. Our businesses are performing well in their respective markets and the sustained investment programme is now making a real difference. Particularly pleasing has been the acceleration in growth in LexisNexis and the continuing recovery and rapid growth in online services in Reed Business. Harcourt Education is well positioned for a strong second half and Elsevier should also see an acceleration in growth with the Health Sciences publishing programme. We continue to target above market revenue growth, with at least 5% organic revenue growth, and double digit earnings per share growth at constant currencies for 2005 and beyond.”

FINANCIAL HIGHLIGHTS	01
FOR THE SIX MONTHS ENDED 30 JUNE 2005
REED ELSEVIER COMBINED BUSINESSES

				£		€	%
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
							Change at
2004	2004		2005	2004	2005	2004	constant
£m	€m		£m	£m	€m	€m	currencies

		Reported figures
4,812	7,074	Revenue	2,368	2,263	3,457	3,349	+6%
766	1,126	Operating profit	317	320	463	474	+2%
631	928	Profit before taxation	255	256	372	379	+4%
2,532	3,570	Net borrowings	2,913	2,678	4,340	3,990

		Adjusted figures
4,812	7,074	Revenue	2,368	2,263	3,457	3,349	+6%
1,066	1,567	Operating profit	461	451	673	668	+5%
934	1,373	Profit before taxation	395	387	577	573	+5%
1,013	1,490	Operating cash flow	219	213	320	315	+2%

22%	22%	Operating margin	19%	20%	19%	20%
95%	95%	Operating cash flow conversion	48%	47%	48%	47%
8.1	8.1	Interest cover (times)	7.0	7.0	7.0	7.0

Adjusted figures are presented as additional performance measures and are stated before the amortisation of acquired intangible assets, acquisition integration costs, gains on disposals and movements on deferred tax balances not expected to crystallise in the near term. Reconciliations between the reported and adjusted figures are provided in the notes to the combined financial information.
PARENT COMPANIES

Reed Elsevier
PLC	NV		Reed Elsevier PLC		Reed Elsevier NV
				£		€	%
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
							Change at
2004	2004		2005	2004	2005	2004	constant
£m	€m		£m	£m	€m	€m	currencies

235	338	Reported profit attributable	65	95	98	142	-26%
363	505	Adjusted profit attributable	156	152	215	213	+5%
1.83	1.24	Average exchange rate US$: £/€	1.87	1.82	1.28	1.23

18.6p	€0.43	Reported earnings per share	5.1p	7.5p	€0.13	€0.18	-26%
28.7p	€0.64	Adjusted earnings per share	12.3p	12.0p	€0.27	€0.27	+5%
13.0p	€0.33	Dividend per share	3.7p	3.4p	€0.092	€0.090

The Reed Elsevier combined businesses encompass the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV, together with their two parent companies, Reed Elsevier PLC and Reed Elsevier NV (the “Reed Elsevier combined businesses”). The results of Reed Elsevier PLC reflect its shareholders’ 52.9% economic interest in the Reed Elsevier combined businesses. The results of Reed Elsevier NV reflect its shareholders’ 50% economic interest in the Reed Elsevier combined businesses. The respective economic interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders take account of Reed Elsevier PLC’s 5.8% interest in Reed Elsevier NV.
Following a regulation adopted by the European Parliament, the Reed Elsevier combined businesses and the two parent companies now prepare their financial statements in accordance with International Financial Reporting Standards (IFRS) with effect from the 2005 financial year. Comparative amounts in the Interim Statement for the six months ended 30 June 2004 and the year ended 31 December 2004 have been restated in accordance with Reed Elsevier’s accounting policies under IFRS.
The percentage change at constant currencies refers to the movements at constant exchange rates, using 2004 full year average rates.

REPORT OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER	02
The first half of 2005 sees Reed Elsevier in good health and firmly on track to deliver on our 2005 goals, with momentum building in our revenue and profit growth.
The Elsevier science and medical business has seen strong subscription renewals and growing online sales, and the book publishing programme is well positioned for the important second half. The LexisNexis legal business is performing increasingly well with good growth in online services both in the US and internationally. Harcourt Education has performed well in school textbook adoptions and is on track to deliver a strong performance in the second half when the majority of school sales take place. Reed Business has seen a continuing improvement in underlying revenue growth with strong growth in the online business and a good performance in exhibitions.
Throughout the period the focus has been on bringing to market innovative new online services, expanding our content and information base, winning new customers globally, and broadening our product range to meet the growing needs of our customers in an increasingly digital world.
Financial Results
Revenue momentum in the business has continued to build through a combination of improving markets, the success of new product initiatives, sales and marketing investment, and good growth in acquired businesses. Total revenues in the six months to 30 June 2005 were up 6% at constant exchange rates. Underlying revenue growth, excluding current and prior year acquisitions and disposals, was 3% and this will accelerate strongly in the second half reflecting the momentum in the business and the seasonal bias in growth. Reed Elsevier remains on track to deliver on 7% overall revenue growth and at least 5% organic revenue growth for 2005, up from the 3% achieved in 2004 and the flat performance in 2003.
Adjusted operating profits were up 5% at constant currencies reflecting a slightly lower underlying operating margin in the first half due to the timing of revenue growth, particularly in education and health sciences, and of continuing investment. Adjusted pre-tax profits were up 5% after net interest expense, and adjusted earnings per share were also up 5% at constant currencies. Given the seasonality and growth momentum in the business, Reed Elsevier remains on track to deliver on our goal for the year of double digit growth in adjusted earnings per share at constant currencies.
The financial results are reported this year under International Financial Reporting Standards (IFRS) for the first time, with the comparative periods restated accordingly. Explanations of the effects of this and the derivation of our new benchmark adjusted figures are set out in the operating and financial review and summary financial information. The adoption of IFRS has little impact on growth rates when compared to the UK GAAP previously applied.
At reported exchange rates, total revenues were £2,368m/€3,457m, up 5% when reported in sterling and up 3% in euros, and adjusted earnings per share were up 3% for Reed Elsevier PLC at 12.3p and flat for Reed Elsevier NV at €0.27.
The equalised interim dividends declared by the respective boards are 3.7p, up 9%, for Reed Elsevier PLC and €0.092, up 2%, for Reed Elsevier NV. The difference in dividend growth rates reflects movements in the sterling-euro exchange rate since last year’s interim dividend declaration. In February, the boards announced a more progressive dividend policy that, subject to the effects of currency movements on dividend equalisation, is expected to align more closely increases in full year dividends with adjusted earnings growth.
Business Performance
Reed Elsevier has a marked seasonal bias in growth in revenues, profits and cash to the second half of the year reflecting in particular the phasing of educational sales and health sciences book publishing, as well as the effect this year of cycling of non annual trade exhibitions. The good performance in the first half provides clear momentum for the much stronger second half growth.
The Elsevier science and medical business has had a satisfactory first half with strong subscription renewals, expanded book publishing and good growth in online sales. Underlying revenues were up 4% at constant currencies. Stronger growth is expected in the second half in particular from new book publishing and growing backlist sales in Health Sciences with its seasonal second half bias. The organic revenue growth target for Elsevier for the year is 5% at constant currencies.
The LexisNexis business has seen good growth in the first half with the payback coming through from the sustained investment in new publishing, online product and sales and marketing initiatives worldwide, and the expansion in total practice workflow solutions and risk management. Revenues were up 13% at constant currencies including the contribution of recent acquisitions, with the Seisint risk management business acquired last year performing well. Excluding these acquisitions, organic revenue growth was 6%, reflecting strong performances both in the US and internationally. The revenue growth target for LexisNexis for the year is to achieve organic growth of at least 5%.
The Harcourt Education business has had a good start to the year with strong wins in US state textbook adoption opportunities, which will come through as sales in the second half, and good growth in open territories and testing. Revenue growth at constant currencies of 4%, or flat excluding current and prior year acquisitions, is unrepresentative of the year as a whole since the vast majority of sales and profits are generated in the second half. Harcourt’s organic revenue growth target for the year remains 9-10%, on the assumption that the legislative delays in funding Texas adoptions will be resolved.
Reed Business has seen a continuing improvement in its underlying revenue growth, driven by strong online sales and exhibitions. Overall markets continue to recover, although this varies by geography and sector. The publishing and information businesses saw strong growth in online revenues partially offset by

REPORT OF THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER	03
advertising weakness in continental Europe and in US manufacturing. A good performance in the exhibitions business was held back in the first half by the cycling out of a number of non annual shows, although there is some reverse effect in the second half. Revenue growth was 3% at constant currencies and Reed Business is targeting organic growth of 4-5% for the year. The operating and financial review describes the performances of our businesses in greater detail.
Business Progress
The first six months has seen a continued focus on executing well on our investment and market initiatives.
In Elsevier, the focus within Science & Technology has been on further adding value to our core academic customers through increased output, with articles published up 4%, new online services and features to improve customer productivity, and better customer service and relationships. The Scopus database service, developed in close cooperation with the scientific community, is being well received in the market with over 500 trial customers. We are expanding distribution of our electronic products globally in areas such as China as well as securing major new contracts and renewals, such as the recently announced contract to provide all our scientific content online to every university in the Netherlands. We are also developing more flexible customised offerings to expand further into corporate research markets and smaller and mid-sized institutions.
Within Health Sciences, we continue to expand our content and new publishing as well as introducing new online services, such as iConsult for the practitioner market and new modules for the Evolve online platform for the US medical education market. Outside the US, we continue to grow well with new and better offerings and through greater focus on sales and marketing execution. We expect to complete shortly the recently announced acquisition of MediMedia MAP which will give us leading positions in the French, Spanish and Italian medical publishing markets and we expect strong growth from market demand and through innovation.
Within LexisNexis, the focus has been on building online workflow tools and total practice solutions, expanding online services internationally, and integrating Seisint and our risk management business. The success of our strategy is seen in the acceleration of growth in LexisNexis. There is growing demand for online productivity tools from law firms and businesses: Totalsearch provides customers with a single interface to combine searches of their data with our materials and information from the web; Applied Discovery greatly improves the speed and efficiency of the legal discovery process; and client development tools help law firms identify business development opportunities and market more effectively to existing and potential clients. Internationally, the roll out of the global legal platform has brought compelling functionalities to market. The integration of Seisint is progressing well with product integration on the Seisint platform and the combining of product development and sales and marketing activities within a single management structure.
In Harcourt Education, the focus has been on the new publishing for the strong textbook adoption calendar over the next few years and to build the supplemental front list, exploiting new editorial processes to customise programmes more effectively to specific state requirements. Good progress has also been made in the development of the Stanford Learning First interim assessment product in which there is significant market interest. In the first half, Harcourt expanded its diagnostic assessment portfolio with the integration of Ordinate which provides language proficiency assessment through automated speech pattern analysis.
Within Reed Business, the focus has been on expanding our online services to the business communities we serve, through webzines, recruitment sites, search and subscription information and data services. In UK publishing, online revenues now account for over one third of revenues with continued development of sector specific recruitment sites and expansion of the Kellysearch service for sourcing industrial components and in providing more specialised search offerings. Additionally, Reed Business has continued to invest in new titles and exhibitions and in upgrading formats, and to accelerate its growth in China and other developing markets through launch and alliance.
Board changes
At the Annual General Meetings in April, Jan Hommen was appointed to the boards and succeeded Morris Tabaksblat as Chairman. We want to take this opportunity to thank Morris for his enlightened leadership and wise counsel over his six years as Chairman. Reed Elsevier has much to thank him for. At the same time, John Brock retired as a non executive director and Strauss Zelnick was appointed. We thank John for the valuable contribution he made to the boards in a period of significant business change, and welcome Strauss to the boards.
Outlook
The first half has been encouraging. Our businesses are performing well in their respective markets and the sustained investment programme is making a real difference. Particularly pleasing has been the acceleration in growth in LexisNexis and the continuing recovery and rapid growth in online services in Reed Business. Harcourt Education is well positioned for a strong second half and Elsevier should also see an acceleration in growth with the Health Sciences publishing programme.
The transition of the business from print publishing to online services is continuing but by no means complete. Reed Elsevier is however now firmly established in the digital world and the burgeoning demand for high quality, web-delivered, focused information and solutions is very promising for our future.
We continue to target above market revenue growth, with 7% revenue growth and at least 5% organic revenue growth, and double digit adjusted earnings per share growth at constant currencies for 2005 and beyond.

Jan Hommen	Sir Crispin Davis
Chairman	Chief Executive Officer

OPERATING AND FINANCIAL REVIEW	04
OPERATING REVIEW

				£		€	%
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
							Change at
2004	2004		2005	2004	2005	2004	constant
£m	€m		£m	£m	€m	€m	currencies

		Revenue
1,363	2,004	Elsevier	644	631	940	934	+5%
1,292	1,899	LexisNexis	683	614	997	909	+13%
868	1,276	Harcourt Education	366	359	534	531	+4%
1,289	1,895	Reed Business	675	659	986	975	+3%

4,812	7,074	Total	2,368	2,263	3,457	3,349	+6%

		Adjusted operating profit
445	654	Elsevier	189	198	277	293	0%
287	422	LexisNexis	151	122	220	181	+25%
157	231	Harcourt Education	15	23	22	34	-33%
194	285	Reed Business	118	118	172	175	+1%
(17)	(25)	Unallocated items	(12)	(10)	(18)	(15)

1,066	1,567	Total	461	451	673	668	+5%

Adjusted operating profit figures are stated before amortisation of acquired intangible assets and acquisition integration costs. The comparative 2004 figures have been restated to conform to the IFRS accounting basis now adopted.
In reviewing performance, Reed Elsevier refers to adjusted figures. In the past these figures have been stated before the amortisation of goodwill and intangible assets, exceptional items and related tax effects. Within the new IFRS environment, the definition of adjusted figures has been amended. The commentary in this Operating Review refers to the adjusted figures as now defined.
The principal difference between our benchmark measure of adjusted operating profit as previously defined and now is the inclusion of non cash charges for incremental pensions costs under IFRS and share option expense. Additionally, restructuring costs, other than in respect of acquisition integration, are also now included within our adjusted figures.
Adjusted figures are thus now stated before amortisation of acquired intangible assets and acquisition integration costs, and, in respect of earnings, reflect a tax rate that excludes the effects of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Profit and loss on disposals are non operating items and, as before, excluded from the adjusted figures.
Reported operating results, including amortisation of acquired intangible assets and acquisition integration costs, are analysed in note 2 to the combined financial information and discussed further below in the Financial Review, and are reconciled to the adjusted figures in note 4 to the combined financial information.
Unless otherwise indicated, all percentage movements in the following commentary refer to performance at constant exchange rates, using 2004 full year average rates, and are stated before the amortisation of acquired intangible assets and acquisition integration costs.
ELSEVIER

		£		€	%
	Six months ended 30 June		Six months ended 30 June
					Change
	2005	2004	2005	2004	at constant
	£m	£m	€m	€m	currencies

Revenue
Science & Technology	381	391	556	579	+4%
Health Sciences	263	240	384	355	+8%

	644	631	940	934	+5%

Adjusted operating profit	189	198	277	293	0%
Adjusted operating margin	29.3%	31.4%	29.3%	31.4%	-1.7pts

OPERATING AND FINANCIAL REVIEW	05
The Elsevier science and medical business has had a satisfactory first half with strong subscription renewals, expanded book publishing and good growth in online sales. Underlying revenues were up 4% at constant currencies. Stronger growth is expected in the second half in particular from new book publishing and growing backlist sales in Health Sciences with its seasonal second half bias.
Revenues were 4% higher and adjusted operating profits flat at constant exchange rates in the first half, excluding minor acquisitions and disposals. Revenue growth will accelerate in the second half reflecting the seasonal bias of the Health Sciences book publishing programme. The adjusted operating margins were lower than in the prior first half reflecting revenue and cost phasing, higher restructuring costs and the higher operating costs from new product and sales initiatives. For the year as a whole, underlying operating margins should be similar or slightly ahead of the prior year, with the stronger revenue growth and investment balanced by tight cost management.
The Science & Technology division saw underlying revenue growth of 4% at constant exchange rates. Subscription renewals are strong, and on track to reach the 96% level targeted, and good growth was seen through widening distribution and in online secondary databases. There has also been continued good take up of e-only contracts which now account for 40% of journal subscriptions by value. ScienceDirect is performing well with the number of research articles now exceeding 7 million and usage up over 25% year on year. The Scopus database service has been well received in the market with over 500 customer trials now in place.
The Health Sciences division saw underlying growth of 5%, with good growth in US book sales, particularly to the expanding nursing and allied healthcare sectors, and in pharmaceutical industry marketing revenues. Growth in online sales is being driven by the investment in the Consult series of information tools for the practitioner market, electronic journals and in the expanding scope of the Evolve medical e-education platform. The recently announced acquisition of MC Strategies will further strengthen our offering in the growing online continuing education and training segment. Outside the US, the businesses are continuing to expand their local book and journal publishing programmes. An acceleration of growth is expected in the second half from the new book publishing programme and continuing strong backlist sales.
In May we announced the acquisition for €270m (£185m) of MediMedia MAP. Through highly respected imprints, including Masson and Doyma, MediMedia MAP provides medical books, journals and reference information to medical practitioners principally in France, Spain, and Italy. It also publishes the US based Netter collection of medical illustrations which is sold worldwide. The business is a leader in its markets and fits well within the Health Sciences division. Strong growth is expected from expanded publishing and marketing programmes, and investment in online services. The acquisition is expected to complete shortly.
The second half should see an acceleration in revenue growth with strong new publishing and growing online sales. Operational gearing in the business and tight cost management is expected to deliver similar or slightly improved margins for the year as a whole. Organic revenue growth of 5% is targeted for 2005 and beyond.
LEXISNEXIS

		£		€	%
	Six months ended 30 June		Six months ended 30 June
					Change
	2005	2004	2005	2004	at constant
	£m	£m	€m	€m	currencies

Revenue
LexisNexis North America	511	455	746	674	+15%
International	172	159	251	235	+6%

	683	614	997	909	+13%

Adjusted operating profit	151	122	220	181	+25%
Adjusted operating margin	22.1%	19.9%	22.1%	19.9%	+2.2pts

The LexisNexis business has seen good growth in the first half with the payback coming through from the sustained investment in new publishing, online product and sales and marketing initiatives worldwide, and the expansion in total practice workflow solutions and risk management. Revenues were up 13% at constant currencies including the contribution of recent acquisitions, with the Seisint risk management business acquired last year performing well. Organic revenue growth was 6% with strong performances both in the US and internationally.
Revenues and adjusted operating profits were up 13% and 25% respectively at constant exchange rates, or 6% and 11% before current and prior year acquisitions and disposals. LexisNexis North America saw revenues up 15% at constant exchange rates including the contribution of Seisint acquired in the second half of last year and other recent acquisitions, or 5% excluding these. This compares with 3% organic revenue growth for the 2004 financial year. Outside the US, the International businesses grew revenues, before minor acquisitions and disposals, by 6%. The adjusted profit growth reflects the operational gearing in the business, tight cost control and some benefit of cost

OPERATING AND FINANCIAL REVIEW	06
phasing, including restructuring. The improvement in adjusted operating margin in the first half also reflects the favourable mix effect from recent acquisitions and disposals.
In North American Legal, revenues grew by 8% at constant exchange rates, or 4% before acquisitions, driven by good sales growth in the large law firm market with expanded differentiated content and the continuing success of electronic discovery and other total practice workflow solutions. The Martindale Hubbell legal directories business continues to perform well with growing demand for the expanding series of client development tools for law firms. In US Corporate and Federal, revenues grew 29% at constant exchange rates, or 8% before acquisitions, up from 4% organic growth in the prior year. This has been driven by a strong performance in risk management, continuing improvement in the corporate, federal and academic information business following new product and marketing initiatives, and higher volumes for the US patent and trademark office. The Seisint risk management business, acquired in September 2004, is performing well and on track to deliver the planned 20% sales growth for the year. Adjusted operating profits for LexisNexis North America were up 27% at constant exchange rates, or 13% before acquisitions.
The LexisNexis International business outside North America saw underlying revenue growth of 6%, with strong growth in Europe, southern Africa and Latin America. New publishing in legal, tax and accounting, good growth in online news and business information, and the continued success from the roll out of the global legal platform all contributed well. The utility of the new platform is attracting new subscribers and good growth from existing customers, with online revenues now accounting for over a quarter of International revenues. Underlying adjusted operating profits were up 7% despite continuing investment due to the operational gearing of the good revenue growth and tight cost control.
The second half should see continuing revenue momentum from LexisNexis with good progress from product and marketing initiatives and a strong contribution from recent acquisitions. Organic revenue growth of at least 5% is targeted for 2005 and beyond.
HARCOURT EDUCATION

		£		€	%
	Six months ended 30 June		Six months ended 30 June
					Change
	2005	2004	2005	2004	at constant
	£m	£m	€m	€m	currencies

Revenue
Harcourt Education
US Schools & Testing	329	323	480	478	+4%
International	37	36	54	53	+3%

	366	359	534	531	+4%

Adjusted operating profit	15	23	22	34	-33%
Adjusted operating margin	4.1%	6.4%	4.1%	6.4%	-2.3pts

The Harcourt Education business has had a good start to the year with strong wins in US state textbook adoptions opportunities, which will come through as sales in the second half, and good growth in open territories and testing. Revenue growth at constant currencies of 4%, or flat excluding current and prior year acquisitions, is unrepresentative of the year as a whole since the vast majority of sales and profits are generated in the second half.
Revenues increased by 4% at constant exchange rates, or were flat against the prior first half excluding Saxon and other recent acquisitions. The majority of education sales take place in the June to September months ahead of the new academic year and the flat underlying first half performance reflects earlier call off of product last year, particularly in Florida. The market growth this year is expected to be particularly strong given the significant increase in state textbook adoptions, and good growth in revenues is expected in the second half. Adjusted operating profits were 33% lower than in the prior first half at constant exchange rates reflecting the traditionally very low margin in the first half and the higher sales and marketing costs ahead of this year’s larger adoption opportunities.
The Harcourt US K-12 business has performed well in the 2005 state adoptions, gaining the leading overall market share across the core academic curriculum for the fifth consecutive year which will come through in second half sales. Underlying first half revenues were 2% lower than in the prior first half due to the later product call off by individual states and school districts. Legislative delays in Texas in approving schools funding for the upcoming academic year has also pushed back product delivery. There are significant efforts within the Texas state leadership to resolve the funding delays and it is presumed that these efforts will be successful.
With nearly all state district adoptions now awarded, Harcourt has a clear no. 1 position in the elementary market with particular successes in reading, Florida social studies, English as a second language in Texas, and health in Texas and South Carolina. In the secondary market, Harcourt is positioned no. 2 in

OPERATING AND FINANCIAL REVIEW	07
new state adoptions with good success in literature and language arts and strong positions in world languages, science and health. The secondary schools business has also seen strong growth in open territories with good wins in federally funded Reading First programmes. The supplemental business is seeing good growth from the new publishing introduced over the last two years to align programmes with the requirements of the No Child Left Behind Act, although overall growth is expected to be modest this year with the run off of backlist sales of prior product. The Saxon supplemental math publisher acquired last year is performing on plan with investment in new programmes for the surge in math adoptions over the next few years. Adjusted operating profits for the US K-12 business were 34% lower at constant exchange rates reflecting the lower revenues in the first half and the sales and marketing costs ahead of the strong sales growth to be reflected in the second half.
The Harcourt Assessment business saw revenues up 6% at constant exchange rates, or 5% before acquisitions, with good growth from US state testing contracts. The clinical testing business saw revenues level off in the US after two very strong years following major product releases, whilst local editions of these programmes drove good growth in international markets. Harcourt Assessment’s performance in new state contract bids has been mixed with a win in Michigan offset by losses in Connecticut and Oklahoma. The contract bid pipeline is however strong and Harcourt will be seeking to exploit its major product strengths whilst ensuring adequate financial returns. The Stanford Learning First interim assessment product is developing well with continuing investment in curriculum subject coverage, aligned to specific state standards, and in the online platform. The modules released to date have been well received in the market. Adjusted operating profits were 4% lower at constant exchange rates reflecting investment in the newly acquired Ordinate business, or 6% ahead excluding acquisitions.
The Harcourt Education International business, principally the UK, Australia and southern Africa, saw underlying revenues 2% ahead in the less significant first half. The UK schools business was flat whilst good growth was seen in South Africa. Operating margins in the first half were slightly negative compared with slightly positive in the prior first half, and are unrepresentative of the year with movements exaggerated by the strong seasonal weighting of revenues and operating profits to the second half.
The Harcourt Education business is well positioned for a strong performance this year, with good market growth as the adoption cycle turns up and the success of new publishing. Organic revenue growth of 9-10% is targeted for 2005, on the assumption that the legislative delays in funding Texas adoptions will be resolved, and operating margins should improve year on year with the operational gearing in the business. Organic revenue growth of 6-7% is targeted over the three years 2005-2007 taking into account the adoption cycle.
REED BUSINESS

		£		€	%
	Six months ended 30 June		Six months ended 30 June
					Change
	2005	2004	2005	2004	at constant
	£m	£m	€m	€m	currencies

Revenue
Reed Business Information
US	159	163	232	241	0%
UK	124	116	181	172	+8%
Continental Europe	132	133	193	197	-2%
Asia Pacific	18	15	26	22	+13%
Reed Exhibitions	242	232	354	343	+4%

	675	659	986	975	+3%

Adjusted operating profit	118	118	172	175	+1%
Adjusted operating margin	17.5%	17.9%	17.5%	17.9%	-0.4pts

OPERATING AND FINANCIAL REVIEW	08
Reed Business has seen a continuing improvement in its underlying revenue growth, driven by strong online sales and exhibitions. Overall markets continue to recover, although this varies by geography and sector. The publishing and information businesses saw strong growth in online revenues partially offset by advertising weakness in continental Europe and in US manufacturing. A good performance in the exhibitions business was held back in the first half by the cycling out of a number of non annual shows, although there is some reverse effect in the second half. Revenue growth was 3% at constant currencies.
Revenues and adjusted operating profits increased by 3% and 1% respectively at constant exchange rates, despite the cycling out of non annual shows in the first half. The magazine and information publishing business saw underlying revenue growth of 2% with strong growth in online sales, which now account for 18% of total revenues, moderated by advertising weakness in continental Europe and in US manufacturing titles. The exhibitions business grew revenues 4%. Underlying operating margins would have been ahead despite increased investment but for the cycling out of contribution from joint venture exhibitions.
In the US, Reed Business Information saw flat revenues with good growth in media and electronics titles offset by a continuing decline in the US manufacturing titles. Online advertising and search is growing rapidly although the manufacturing sector in particular is seeing print revenues decline as new product news migrates to the web. Investment in new online services and marketing, as well as in geographic extension through launch of highly regarded titles in China and Japan, is expected to accelerate growth. Adjusted operating profits were 6% lower due to additional restructuring costs, or up 2% before this, as continued cost actions funded increased investment.
In the UK, Reed Business Information underlying revenues and adjusted operating profits were up 10% and 28% respectively, driven by strongly growing online revenues in recruitment and search. Particularly good growth was seen in the aerospace, science, property and construction sectors. Print display markets remain subdued as growth in marketing budgets moves online. The strong profit growth follows the revenue growth and tight cost control, and will in part fund additional online investment in the second half.
In Continental Europe, Reed Business Information saw underlying revenues and operating profits 4% and 5% lower respectively, reflecting the continued economic weakness in The Netherlands, France and Germany. The developing online services, as well as the focus on market share performance and yield management, has mitigated but not offset declines in advertising volumes and tuition. In Asia Pacific, underlying revenue growth was 9% with strong performances in Japan and Singapore.
At Reed Exhibitions, revenues were 4% ahead, or 9% before the effect of the net cycling out of non annual shows in the first half and some rephasing of shows from the second half. Good growth was seen in the US, Japan and in the international Midem portfolio of shows. Adjusted operating profits were 4% ahead held back by the adverse cycling, including a number of joint ventures which contribute to operating profits but not to revenues. For the year as a whole, the first half impact of cycling on revenues partly reverses as there are a number of biennial shows, such as Batimat in France, which take place in the second half.
The second half is expected to see a steady pick up in growth in the magazine and information publishing businesses whilst the exhibitions business will see some reversal of the show cycling that held back the first half. Organic revenue growth of 4-5% is targeted for 2005, with at least 5% revenue growth targeted in later years, given a reasonable market environment. Operating margins will benefit from the stronger revenue growth and continued tight cost control.
FINANCIAL REVIEW
REED ELSEVIER COMBINED BUSINESSES

PROFIT AND LOSS
Revenues increased by 5% expressed in sterling to £2,368m, and by 3% expressed in euros to €3,457m. At constant exchange rates, revenues were 6% higher, or 3% excluding acquisitions and disposals.
Adjusted figures
Adjusted operating profits, i.e. before the amortisation of acquired intangible assets and acquisition integration costs, were up 2% expressed in sterling at £461m, and up 1% expressed in euros at €673m. At constant exchange rates, adjusted operating profits were up 5%, or 1% excluding acquisitions and disposals. The adjusted operating margin at 19.5 was 0.4 percentage points lower compared to the prior first half, reflecting the timing of revenues and costs within Harcourt Education in particular and within Elsevier. These will reverse in the second half.
Net finance costs, at £66m/€96m, were £2m/€1m higher than in the corresponding first half and included a £3m/€4m net credit arising on the mark-to-market of non-qualifying hedges and undesignated instruments under IAS39 which applies from 1 January 2005. The financing cost of

OPERATING AND FINANCIAL REVIEW	09
acquisitions and higher short term interest rates were balanced by the benefits of free cashflow and favourable exchange translation effects.
Adjusted profits before tax, i.e. before amortisation of acquired intangible assets, acquisition integration costs and gains on disposals, were £395m/€577m, up 2% compared to the prior first half expressed in sterling and 1% expressed in euros. At constant exchanges, adjusted profits before tax were up 5%.
The effective tax rate on adjusted earnings was unchanged at 25.3%. The effective tax rate on adjusted earnings excludes the effect of movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term, and more closely aligns with cash tax costs. Adjusted operating profits and taxation are also grossed up for the equity share of taxes in joint ventures.
The adjusted profit attributable to shareholders of £294m/€429m was up 2% compared to the prior first half expressed in sterling and up 1% expressed in euros. At constant exchange rates, adjusted profit attributable to shareholders was up 5%.
Reported figures
The amortisation charge in respect of acquired intangible assets amounted to £131m/€191m, up £15m/€19m on the comparative period, principally as a result of last year’s Saxon and Seisint acquisitions.
Acquisition integration costs amounted to £8m/€12m (2004: £10m/€15m). Non operating items comprised a £4m/€5m net gain (2004: nil) on disposal of businesses, investments and other fixed assets.
The reported profit before tax for the Reed Elsevier combined businesses, including amortisation of acquired intangible assets, acquisition integration costs and gains on disposals, was £255m/€372m, which compares with £256m/€379m, restated under IFRS, in the 2004 first half. The small movement reflects an improved underlying operating performance offset by higher amortisation from acquired intangible assets and currency translation effects from a weaker US dollar.
The reported tax charge of £120m/€175m, compares with a charge of £64m/€95m in the prior first half. The increase reflects movements in deferred tax balances in relation to unrealised exchange differences on long term inter-affiliate lending that is eliminated within the combined financial information.
The reported attributable profit of £134m/€196m compares with a reported attributable profit of £191m/€283m in the first half of 2004, reflecting most particularly the swing in non cash deferred tax balances referred to above.
Cash flows and debt
Adjusted operating cash flow, i.e. before acquisition integration costs, was £219m/€320m, £6m/€5m higher than in the prior first half. The substantial majority of Reed Elsevier annual operating cash flows arises in the second half of the year due to the timing of subscription and other advance receipts and working capital movements. The Harcourt Education businesses have a significant cash outflow in the first half of each year as product is produced and expenses incurred ahead of the peak sales period in June through September, and after which there is substantial cash inflow in the second half. The rate of conversion of adjusted operating profits into cash flow in the first half of 48% (2004: 47%) reflects this. In the twelve months to 30 June 2005, the adjusted operating cash flow conversion rate was 95% (2004 full year: 95%].
Capital expenditure included within adjusted operating cash flow was £80m/ €117m (2004: £91m/€135m) including £42m/€61m in respect of capitalised development costs included within intangible assets. Spend on acquisitions was £62m/€91m. An amount of £37m/€54m was capitalised as acquired intangible assets and £32m/€47m as goodwill. Acquisition integration spend in respect of these and other recent acquisitions amounted to £12m/€18m. Disposal proceeds amounted to £14m/€20m.
Free cash flow – after interest and taxation but before acquisitions and disposals and dividends – was £64m/€94m (2004: £44m/€65m), reflecting the seasonal working capital requirements of the business. Dividends paid in the first half, relating to the 2004 final dividend, amounted to £244m/€356m (2004: £220m/€326m). Due to the phasing of operating cash flows and dividend payments, the free cash flow for the year arises in the second half.
Net borrowings at 30 June 2005 were £2,913m/€4,340m, an increase of £381m/€770m since 31 December 2004, reflecting dividends and acquisition spend less free cash flow in the first half, and adverse foreign exchange translation effects due to the significant strengthening of the US dollar between the beginning and end of the period.
These currency translation effects increased net debt expressed in sterling by £141m and in euros by €421m. Net debt is stated including a fair value adjustment to increase gross debt by £217m/€323m under IFRS which is largely offset by the corresponding fair value of derivatives used to hedge the related debt instruments.
PARENT COMPANIES
For the parent companies, Reed Elsevier PLC and Reed Elsevier NV, adjusted earnings per share, i.e. before the amortisation of acquired intangible assets, acquisition integration costs, gains on disposals and movements in deferred tax balances not expected to crystallise in the near future, were respectively up 3% at 12.3p (2004: 12.0p) and flat at €0.27 (2004: €0.27). The difference in percentage change is entirely attributable to the impact of currency movements on the translation of reported results and the effects of rounding. At constant rates of exchange, the adjusted earnings per share of both companies would have shown an increase of 5% over the prior first half.
The reported earnings per share for Reed Elsevier PLC shareholders was 5.1p (2004: 7.5p) and for Reed Elsevier NV shareholders was €0.13 (2004: €0.18).
The equalised interim dividends are 3.7p per share for Reed Elsevier PLC, an increase of 9% compared to the prior first half, and €0.092 per share for Reed Elsevier NV, up 2% on the prior first half. The difference in dividend growth rates reflects the impact of the strengthening of the euro against sterling since last year’s interim dividend declaration.

OPERATING AND FINANCIAL REVIEW	10
ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS
Reed Elsevier now prepares financial statements under International Financial Reporting Standards (IFRS), with effect from the 2005 financial year. The 2004 financial statements have been restated under IFRS, adopting a 1 January 2004 transition date, other than in respect of IAS39 – Financial Instruments for which the transition date is 1 January 2005. The Annual Reports and Financial Statements 2004 set out the accounting policies adopted under IFRS, the principal differences to the UK GAAP previously applied, and the restatement of the 2004 financial statements.
The required changes in Reed Elsevier accounting policies in adopting IFRS are in six major areas:
•	Goodwill and intangible assets – goodwill is no longer amortised and intangible assets are generally amortised over shorter periods

•	Employee benefits – pension costs and defined benefit scheme assets and liabilities are measured based on market values; the amount of any surplus or deficit is recognised in full in the balance sheet

•	Share based remuneration – the fair value of share options, determined at date of grant, is expensed over the vesting period

•	Financial instruments – with effect from 1 January 2005, all derivative financial instruments are measured at fair value; hedge accounting is only permissible where effectiveness criteria are met

•	Deferred taxation – full provision is made for nearly all differences between the balance sheet amounts of assets and liabilities and their corresponding tax bases

•	Dividends – accrual is made for dividends only when they have been formally declared by the directors
A reconciliation of the results reported for the six months ended 30 June 2005 under IFRS with those that would have been reported under the UK GAAP previously applicable is given in note 5 to the combined financial information.

FORWARD LOOKING STATEMENTS
The Interim Statement contains forward looking statements within the meaning of Section 27A of the US Securities Act 1933, as amended, and Section 21E of the US Securities Exchange Act 1934, as amended. These statements are subject to a number of risks and uncertainties and actual results and events could differ materially from those currently being anticipated as reflected in such forward looking statements. The terms ‘expect’, ‘should be’, ‘will be’ and similar expressions identify forward looking statements. Factors which may cause future outcomes to differ from those foreseen in forward looking statements include, but are not limited to: general economic conditions in Reed Elsevier’s markets; exchange rate fluctuations; customers’ acceptance of our products and services; the actions of competitors; legislative, fiscal and regulatory developments; changes in law and legal interpretations affecting Reed Elsevier’s intellectual property rights and internet communications; and the impact of technological change.

COMBINED INCOME STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2005	11

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

4,812	7,074	Revenue	2,368	2,263	3,457	3,349
(1,733)	(2,548)	Cost of sales	(876)	(821)	(1,279)	(1,215)

3,079	4,526	Gross profit	1,492	1,442	2,178	2,134
(2,330)	(3,426)	Operating expenses	(1,183)	(1,135)	(1,727)	(1,679)

749	1,100	Operating profit before joint ventures	309	307	451	455
17	26	Share of result of joint ventures	8	13	12	19

766	1,126	Operating profit	317	320	463	474
(132)	(194)	Finance costs	(66)	(64)	(96)	(95)
(3)	(4)	Profit/(loss) on disposals	4	–	5	–

631	928	Profit before tax	255	256	372	379
(170)	(250)	Tax	(120)	(64)	(175)	(95)

461	678	Net profit for the period	135	192	197	284

		Attributable to:
459	675	Parent companies’ shareholders	134	191	196	283
2	3	Minority interests	1	1	1	1

461	678	Net profit for the period	135	192	197	284

Adjusted profit figures are presented in note 4 as additional performance measures.

COMBINED CASH FLOW STATEMENT FOR THE SIX MONTHS ENDED 30 JUNE 2005	12

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

		Cash flows from operating activities
1,154	1,696	Cash generated from operations	277	284	404	420
(146)	(215)	Interest paid	(68)	(70)	(99)	(103)
16	24	Interest received	8	11	12	16
(209)	(307)	Tax paid	(93)	(107)	(136)	(158)

815	1,198	Net cash from operating activities	124	118	181	175

		Cash flows from investing activities
(647)	(951)	Acquisitions	(62)	(151)	(91)	(223)
2	3	Proceeds from sale of businesses	7	–	10	–
(82)	(120)	Purchases of property, plant and equipment	(38)	(33)	(56)	(49)
4	7	Proceeds from disposal of property, plant and equipment	2	2	3	3
(110)	(162)	Expenditure on internally developed intangible assets	(42)	(58)	(61)	(86)
(13)	(19)	Purchases of available-for-sale investments	(2)	(5)	(3)	(7)
10	15	Proceeds from disposal of available-for-sale investments	7	–	10	–
17	25	Dividends received from joint ventures	8	8	12	12

(819)	(1,202)	Net cash used in investing activities	(120)	(237)	(176)	(350)

		Cash flows from financing activities
(309)	(454)	Dividends paid to shareholders of the parent companies	(244)	(220)	(356)	(326)
(82)	(120)	Increase/(decrease) in borrowings	201	(24)	294	(35)
21	31	Proceeds on issue of ordinary shares	16	11	23	16
(29)	(43)	Purchase of treasury shares	(3)	(23)	(4)	(34)

(399)	(586)	Net cash used in financing activities	(30)	(256)	(43)	(379)

(403)	(590)	Decrease in cash and cash equivalents	(26)	(375)	(38)	(554)

		Movement in cash and cash equivalents
638	906	At start of period	225	638	317	906
(403)	(590)	Decrease in cash and cash equivalents	(26)	(375)	(38)	(554)
(10)	1	Effect of foreign exchange rate changes	1	(10)	19	25

225	317	At end of period	200	253	298	377

Adjusted operating cash flow figures are presented in note 4 as additional performance measures.

COMBINED STATEMENT OF RECOGNISED INCOME AND EXPENSE FOR THE SIX MONTHS ENDED 30 JUNE 2005	13

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

461	678	Net profit for the period	135	192	197	284
(121)	(196)	Exchange differences on translation of foreign operations	107	(13)	288	94
(74)	(109)	Actuarial losses on defined benefit pension schemes	(143)	(32)	(209)	(46)
–	–	Losses on cash flow hedges	(4)	–	(6)	–
12	18	Tax on items recognised directly in equity	34	6	50	9

(183)	(287)	Net (expense)/income recognised directly in equity	(6)	(39)	123	57

–	–	Transfer to net profit from cash flow hedge reserve	(12)	–	(18)	–
–	–	Transition adjustment on adoption of IAS39	26	–	37	–

278	391	Total recognised net income for the period	143	153	339	341

		Attributable to:
276	388	Parent companies’ shareholders	142	153	338	341
2	3	Minority interests	1	–	1	–

278	391		143	153	339	341

COMBINED SHAREHOLDERS’ EQUITY RECONCILIATION
FOR THE SIX MONTHS ENDED 30 JUNE 2005

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

276	388	Total recognised net income attributable to the parent companies’ shareholders	142	153	338	341
(309)	(454)	Dividends declared	(244)	(220)	(356)	(326)
21	31	Issue of ordinary shares, net of expenses	16	11	23	16
(29)	(43)	Increase in shares held in treasury	(3)	(23)	(4)	(34)
59	87	Increase in share based remuneration reserve	26	24	38	36

18	9	Net (decrease)/increase in combined shareholders’ equity	(63)	(55)	39	33
1,646	2,337	Combined shareholders’ equity at the beginning of the period	1,664	1,646	2,346	2,337

1,664	2,346	Combined shareholders’ equity at the end of the period	1,601	1,591	2,385	2,370

COMBINED BALANCE SHEET AS AT 30 JUNE 2005	14

			£		€
As at 31 December			As at 30 June		As at 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

		Assets
		Non-current assets
2,611	3,682	Goodwill	2,778	2,436	4,139	3,630
2,835	3,997	Intangible assets	2,884	2,865	4,297	4,269
60	86	Investments in joint ventures	60	60	89	89
50	71	Available-for-sale investments	48	45	72	67
292	411	Property, plant and equipment	303	290	452	432
235	331	Deferred tax assets	274	209	408	311

6,083	8,578		6,347	5,905	9,457	8,798

		Current assets
541	763	Inventories and pre-publication costs	610	563	909	839
1,103	1,555	Trade and other receivables	1,276	989	1,901	1,474
225	317	Cash and cash equivalents	200	253	298	377

1,869	2,635		2,086	1,805	3,108	2,690

7,952	11,213	Total assets	8,433	7,710	12,565	11,488

		Liabilities
		Current liabilities
1,791	2,525	Trade and other payables	1,554	1,479	2,316	2,205
1,051	1,482	Borrowings	780	1,127	1,162	1,679
299	422	Taxation	303	292	451	435

3,141	4,429		2,637	2,898	3,929	4,319

		Non-current liabilities
1,706	2,405	Borrowings	2,545	1,804	3,792	2,688
198	279	Taxation	192	219	286	326
857	1,208	Deferred tax liabilities	928	855	1,382	1,273
321	453	Retirement benefit obligations	467	268	696	399
52	73	Provisions	50	64	75	96

3,134	4,418		4,182	3,210	6,231	4,782

6,275	8,847	Total liabilities	6,819	6,108	10,160	9,101

1,677	2,366	Net assets	1,614	1,602	2,405	2,387

		Equity
		Capital and reserves
191	269	Combined share capitals	189	189	282	282
1,805	2,545	Combined share premiums	1,776	1,752	2,646	2,610
(66)	(93)	Combined shares held in treasury	(69)	(60)	(103)	(89)
(122)	(175)	Translation reserve	(15)	(13)	113	94
–	–	Hedging reserve	20	–	30	–
(144)	(200)	Other combined reserves	(300)	(277)	(583)	(527)

1,664	2,346	Combined shareholders’ equity	1,601	1,591	2,385	2,370
13	20	Minority interests	13	11	20	17

1,677	2,366	Total equity	1,614	1,602	2,405	2,387

Approved by the boards of Reed Elsevier PLC and Reed Elsevier NV, 27 July 2005.

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	15
1	Basis of preparation
The Reed Elsevier combined financial information (“the combined financial information”) represents the combined interests of the Reed Elsevier PLC and Reed Elsevier NV shareholders and encompasses the businesses of Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures, together with the two parent companies, Reed Elsevier PLC and Reed Elsevier NV (“the combined businesses”).
Following a regulation adopted by the European Parliament, the combined financial information has been prepared in accordance with International Financial Reporting Standards (IFRS). The Reed Elsevier accounting policies under IFRS are set out in the Reed Elsevier Annual Reports and Financial Statements 2004 on pages 119 to 122. The combined financial information has been prepared in accordance with those accounting polices and with IAS34 – Interim Financial Reporting. Reed Elsevier has elected to adopt the amendments to IAS19 – Employee Benefits, issued in December 2004, in advance of their effective date of 1 January 2006, and has elected to present actuarial gains and losses arising on defined benefit pension schemes in the Statement of Recognised Income and Expense. The Reed Elsevier accounting policies under IFRS assume EU endorsement of the amendments to IAS19, and remain subject to change for any new standards or guidance that may become applicable for the 2005 financial year.
The transition date for the application of IFRS is 1 January 2004. The comparative figures for 30 June 2004 and 31 December 2004 have been restated to reflect the transition to IFRS and reconciliations of net income and equity from previous GAAP to IFRS are presented in note 5. IAS39 – Financial Instruments: Recognition and Measurement is applicable from the 2005 financial year with a transition date of 1 January 2005 and accordingly no restatement of prior period comparatives has been made in respect of IAS39. An explanation of the principal differences between IFRS and previous GAAP, insofar as they relate to Reed Elsevier, is given in the Operating and Financial Review on pages 4 to 10.
The combined financial information for the six months ended 30 June 2005 and the comparative amounts to 30 June 2004 are unaudited but have been reviewed by the auditors. The combined financial information for the year ended 31 December 2004 as reported under IFRS has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2004. The combined financial statements prepared in accordance with IFRS for the year ended 31 December 2004 have received an unqualified audit report.
2	Segment analysis
Revenue

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

		Business segment
1,363	2,004	Elsevier	644	631	940	934
1,292	1,899	LexisNexis	683	614	997	909
868	1,276	Harcourt Education	366	359	534	531
1,289	1,895	Reed Business	675	659	986	975

4,812	7,074	Total	2,368	2,263	3,457	3,349

		Geographical origin
2,656	3,904	North America	1,307	1,236	1,908	1,829
846	1,244	United Kingdom	393	394	574	583
503	739	The Netherlands	249	253	363	374
545	801	Rest of Europe	270	260	394	385
262	386	Rest of World	149	120	218	178

4,812	7,074	Total	2,368	2,263	3,457	3,349

		Geographical market
2,779	4,085	North America	1,347	1,294	1,966	1,915
545	801	United Kingdom	259	261	378	386
202	297	The Netherlands	97	95	142	141
725	1,066	Rest of Europe	354	345	517	510
561	825	Rest of World	311	268	454	397

4,812	7,074	Total	2,368	2,263	3,457	3,349

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	16
Adjusted operating profit

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

		Business segment
445	654	Elsevier	189	198	277	293
287	422	LexisNexis	151	122	220	181
157	231	Harcourt Education	15	23	22	34
194	285	Reed Business	118	118	172	175

1,083	1,592	Subtotal	473	461	691	683
(29)	(43)	Corporate costs	(18)	(16)	(27)	(24)
12	18	Unallocated net pension credit	6	6	9	9

1,066	1,567	Total	461	451	673	668

		Geographical origin
539	792	North America	202	190	295	281
159	234	United Kingdom	69	70	101	104
189	278	The Netherlands	92	101	134	149
138	203	Rest of Europe	69	70	101	104
41	60	Rest of World	29	20	42	30

1,066	1,567	Total	461	451	673	668

Adjusted operating profit figures are presented as additional performance measures. They are stated before the amortisation of acquired intangible assets and acquisition integration costs and are reconciled to the reported figures in note 4. The unallocated net pension credit of £6m/€9m (2004 interim: £6m/€9m) comprises the expected return on pension scheme assets of £74m/€108m (2004 interim: £70m/€104m) less interest on pension scheme liabilities of £68m/€99m (2004 interim: £64m/€95m).
Operating profit

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

		Business segment
402	591	Elsevier	166	178	242	263
188	276	LexisNexis	95	83	139	123
67	99	Harcourt Education	(22)	(19)	(32)	(27)
126	185	Reed Business	90	88	131	130

783	1,151	Subtotal	329	330	480	489
(29)	(43)	Corporate costs	(18)	(16)	(26)	(24)
12	18	Unallocated pension credit	6	6	9	9

766	1,126	Total	317	320	463	474

		Geographical origin
315	462	North America	92	90	134	133
129	190	United Kingdom	55	57	80	84
182	268	The Netherlands	90	101	132	150
102	150	Rest of Europe	53	52	77	77
38	56	Rest of World	27	20	40	30

766	1,126	Total	317	320	463	474

Share of post-tax results of joint ventures of £8m/€12m (2004 interim: £13m/€19m) included in operating profit comprises £2m/€3m (2004 interim: £3m/€4m) relating to LexisNexis and £6m/€9m (2004 interim: £10m/€15m) relating to Reed Business.

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	17
3	Combined cash flow statement
Reconciliation of operating profit to net cash inflow from operating activities

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

749	1,100	Operating profit before joint ventures	309	307	451	455

255	375	Amortisation of acquired intangible assets	131	116	191	172
55	81	Amortisation of internally developed intangible assets	29	26	42	38
71	104	Depreciation of property, plant and equipment	40	32	58	47
59	87	Share based remuneration	26	24	38	36

440	647	Total non cash items	226	198	329	293

(35)	(51)	Movement in working capital	(258)	(221)	(376)	(328)

1,154	1,696	Cash generated from operations	277	284	404	420

Reconciliation of net borrowings

					£
Year ended		Cash &		Derivative	Six months ended 30 June
31 December		cash		financial
2004		equivalents	Borrowings	instruments	2005	2004
£m		£m	£m	£m	£m	£m

(2,372)	Net borrowings at the beginning of the period	225	(2,757)	–	(2,532)	(2,372)

(403)	Decrease in cash and cash equivalents	(26)	–	–	(26)	(375)
82	(Increase)/decrease in borrowings	–	(201)	–	(201)	24

(321)	Change in net borrowings resulting from cash flows	(26)	(201)	–	(227)	(351)

(2)	Borrowings in acquired businesses	–	(1)	–	(1)	–
(11)	Inception of finance leases	–	(7)	–	(7)	(6)
–	Fair value adjustments	–	(217)	212	(5)	–
174	Effect of foreign exchange rate changes	1	(142)	–	(141)	51

(2,532)	Net borrowings at the end of the period	200	(3,325)	212	(2,913)	(2,678)

					€
Year ended		Cash &		Derivative	Six months ended 30 June
31 December		cash		financial
2004		equivalents	Borrowings	instruments	2005	2004
€m		€m	€m	€m	€m	€m

(3,368)	Net borrowings at the beginning of the period	317	(3,887)	–	(3,570)	(3,368)

(590)	Decrease in cash and cash equivalents	(38)	–	–	(38)	(554)
120	(Increase)/decrease in borrowings	–	(294)	–	(294)	35

(470)	Change in net borrowings resulting from cash flows	(38)	(294)	–	(332)	(519)

(3)	Borrowings in acquired businesses	–	(1)	–	(1)	–
(16)	Inception of finance leases	–	(9)	–	(9)	(9)
–	Fair value adjustments	–	(323)	316	(7)	–
287	Effect of foreign exchange rate changes	19	(440)	–	(421)	(94)

(3,570)	Net borrowings at the end of the period	298	(4,954)	316	(4,340)	(3,990)

Derivative financial instruments included above in net borrowings are reported within trade and other receivables/payables and comprise fair value hedges of fixed rate borrowings through interest rate and cross-currency swaps.
Term debt of $990m was raised during the period, the proceeds of which were used to refinance short term borrowings.

COMBINED FINANCIAL INFORMATION NOTES TO THE COMBINED FINANCIAL INFORMATION	18
4	Adjusted figures
Reed Elsevier uses adjusted figures as key performance measures. Adjusted figures are stated before amortisation of acquired intangible assets, acquisition integration costs, profit/loss on disposals, related tax effects and movements in deferred taxation assets and liabilities that are not expected to crystallise in the near term. Adjusted operating profits are also grossed up to exclude the equity share of taxes in joint ventures.
Adjusted operating cash flow is measured after dividends from joint ventures and net capital expenditure but before payments in relation to acquisition integration costs.

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

766	1,126	Operating profit	317	320	463	474
		Adjustments:
255	375	Amortisation of acquired intangible assets	131	116	191	172
38	56	Acquisition integration costs	8	10	12	15
7	10	Reclassification of tax on joint ventures	5	5	7	7

1,066	1,567	Adjusted operating profit	461	451	673	668

631	928	Profit before tax	255	256	372	379
		Adjustments:
255	375	Amortisation of acquired intangible assets	131	116	191	172
38	56	Acquisition integration costs	8	10	12	15
7	10	Reclassification of tax on joint ventures	5	5	7	7
3	4	(Profit)/loss on disposals	(4)	–	(5)	–

934	1,373	Adjusted profit before tax	395	387	577	573

459	675	Profit attributable to parent companies’ shareholders	134	191	196	283
		Adjustments:
288	423	Amortisation of acquired intangible assets	145	130	211	192
29	43	Acquisition integration costs	7	9	10	13
2	3	(Profit)/loss on disposals	(3)	–	(4)	–
(91)	(134)	Deferred tax adjustment	11	(42)	16	(62)

687	1,010	Adjusted attributable profit	294	288	429	426

1,154	1,696	Cash generated from operations	277	284	404	420
17	25	Dividends received from joint ventures	8	8	12	12
(82)	(120)	Purchase of property, plant and equipment	(38)	(33)	(56)	(49)
4	7	Proceeds from sale of property, plant and equipment	2	2	3	3
(110)	(162)	Expenditure on internally developed intangible assets	(42)	(58)	(61)	(86)
30	44	Payments in relation to acquisition integration costs	12	10	18	15

1,013	1,490	Adjusted operating cash flow	219	213	320	315

COMBINED FINANCIAL INFORMATION	19
NOTES TO THE COMBINED FINANCIAL INFORMATION
5	Reconciliations to previous GAAP
The combined financial information has been prepared in accordance with International Financial Reporting Standards (IFRS). The adoption of these standards has resulted in changes to the accounting policies previously applied under UK GAAP for the 2004 financial year. The effects of differences to previous GAAP on net profit and combined shareholders’ equity, insofar as they relate to Reed Elsevier, are summarised below.
Reconciliation of profit

					£		€
Year ended 31 December				Six months ended 30 June		Six months ended 30 June
2004	2004			2005	2004	2005	2004
£m	€m			£m	£m	€m	€m

305	448	Net profit under previous GAAP		120	112	176	166
		Adjustments:
151	223	Acquired goodwill and intangible assets	(i)	68	77	99	114
(27)	(40)	Pensions	(ii)	(17)	(14)	(25)	(21)
(48)	(71)	Share based remuneration	(iii)	(19)	(24)	(28)	(36)
80	118	Deferred taxation	(iv)	(20)	41	(29)	61
–	–	Financial instruments	(v)	3	–	4	–

461	678	Net profit under IFRS		135	192	197	284

Reconciliation of shareholders’ equity

					£		€
As at 31 December				As at 30 June		As at 30 June
2004	2004			2005	2004	2005	2004
£m	€m			£m	£m	€m	€m

2,267	3,196	Shareholders’ equity under previous GAAP		2,399	2,435	3,574	3,628
		Adjustments:
215	303	Acquired goodwill and intangible assets	(vi)	301	77	448	115
(405)	(571)	Pensions	(vii)	(569)	(351)	(848)	(523)
(643)	(907)	Deferred taxation	(viii)	(625)	(640)	(931)	(954)
–	–	Financial instruments	(v)	20	–	30	–
248	350	Equity dividends	(ix)	93	88	139	131
(18)	(25)	Other		(18)	(18)	(27)	(27)

1,664	2,346	Shareholders’ equity under IFRS		1,601	1,591	2,385	2,370

(i)	Lower net amortisation charge under IFRS due to the non-amortisation of acquired goodwill and indefinite lived intangible assets, partially offset by higher amortisation of acquired intangible assets over shorter periods under IFRS.

(ii)	Additional net pension expense under IAS19 based on market conditions at the start of the period.

(iii)	Additional share option expense.

(iv)	Movements in deferred tax balances, principally in respect of acquired intangible assets, pensions and exchange differences on long-term inter-affiliate lending.

(v)	Mark-to-market adjustments on financial instruments.

(vi)	Higher carrying value of acquired goodwill and intangible assets due to lower amortisation and gross up for deferred tax liabilities on acquisitions since the IFRS transition date of 1 January 2004.

(vii)	Recognition of net pension obligations based on market conditions at the balance sheet date.

(viii)	Deferred taxation provision for nearly all differences between balance sheet amounts of assets and liabilities and their corresponding tax bases.

(ix)	Dividends not recognised until formally declared.
As at the IFRS transition date of 1 January 2004, shareholders’ equity was £788m/€1,119m lower under IFRS than under previous GAAP due to additional deferred tax liabilities of £686m/€974m, additional net pension obligations of £310m/€440m and other additional liabilities of £18m/€26m, partly offset by reversal of proposed dividends of £226m/€321m.

COMBINED FINANCIAL INFORMATION	20
NOTES TO THE COMBINED FINANCIAL INFORMATION
Reconciliations of adjusted profit figures to the adjusted profit figures as previously defined are set out below.

			£			€
	Six months ended 30 June 2005			Six months ended 30 June 2005
	Adjusted	Adjusted	Adjusted	Adjusted	Adjusted	Adjusted
	operating	pre-tax	attributable	operating	pre-tax	attributable
	profit	profit	profit	profit	profit	profit
	£m	£m	£m	€m	€m	€m

Adjusted figures under previous GAAP	506	437	327	739	639	477
Adjustments:
Additional pension expense	(17)	(17)	(13)	(25)	(25)	(19)
Additional share option expense	(19)	(19)	(15)	(28)	(28)	(22)
Restructuring costs	(9)	(9)	(7)	(13)	(13)	(10)
Financial instruments	–	3	2	–	4	3

Adjusted figures under IFRS	461	395	294	673	577	429

			£			€
	Six months ended 30 June 2004			Six months ended 30 June 2004
	Adjusted	Adjusted	Adjusted	Adjusted	Adjusted	Adjusted
	operating	pre-tax	attributable	operating	pre-tax	attributable
	profit	profit	profit	profit	profit	profit
	£m	£m	£m	€m	€m	€m

Adjusted figures under previous GAAP	497	433	319	736	641	472
Adjustments:
Additional pension expense	(14)	(14)	(10)	(21)	(21)	(15)
Additional share option expense	(24)	(24)	(15)	(35)	(35)	(22)
Restructuring costs	(8)	(8)	(6)	(12)	(12)	(9)

Adjusted figures under IFRS	451	387	288	668	573	426

			£			€
	Year ended 31 December 2004			Year ended 31 December 2004
	Adjusted	Adjusted	Adjusted	Adjusted	Adjusted	Adjusted
	operating	pre-tax	attributable	operating	pre-tax	attributable
	profit	profit	profit	profit	profit	profit
	£m	£m	£m	€m	€m	€m

Adjusted figures under previous GAAP	1,159	1,027	760	1,704	1,510	1,117
Adjustments:
Additional pension expense	(27)	(27)	(17)	(40)	(40)	(25)
Additional share option expense	(48)	(48)	(41)	(71)	(71)	(60)
Restructuring costs	(18)	(18)	(15)	(26)	(26)	(22)

Adjusted figures under IFRS	1,066	934	687	1,567	1,373	1,010

Reconciliations of adjusted operating cash flows to the adjusted figures as previously defined are set out below.

				£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

1,050	1,544	Adjusted operating cash flow as previously defined	236	237	345	351
(37)	(54)	Restructuring costs	(17)	(24)	(25)	(36)

1,013	1,490	Adjusted operating cash flow	219	213	320	315

COMBINED FINANCIAL INFORMATION	21
NOTES TO THE COMBINED FINANCIAL INFORMATION
6	Exchange translation rates
In preparing the combined financial information the following exchange rates have been applied:

Year ended
31 December 2004			Income statement		Balance sheet
Income	Balance		30 June	30 June	30 June	30 June
statement	sheet		2005	2004	2005	2004

1.47	1.41	Euro to sterling	1.46	1.48	1.49	1.49
1.83	1.93	US dollars to sterling	1.87	1.82	1.80	1.81
0.80	0.73	Euro to US dollars	0.78	0.81	0.83	0.82
1.24	1.37	US dollars to euro	1.28	1.23	1.21	1.21

REED ELSEVIER PLC	22
SUMMARY FINANCIAL INFORMATION
Basis of preparation
The Reed Elsevier PLC share of the Reed Elsevier combined results has been calculated on the basis of the 52.9% economic interest of the Reed Elsevier PLC shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier PLC and its subsidiary undertakings. The summary financial information has been prepared on the basis of the accounting policies of the Reed Elsevier combined businesses as set out on pages 119 to 122 of the Reed Elsevier Annual Reports and Financial Statements 2004, which, following a regulation adopted by the European Parliament, are now in accordance with International Financial Reporting Standards (IFRS). The comparative figures for 30 June 2004 and 31 December 2004 have been restated to reflect the transition to IFRS. Reed Elsevier PLC’s 52.9% economic interest in the net assets of the combined businesses is shown in the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier PLC and its subsidiary undertakings.
The Reed Elsevier accounting policies under IFRS assume EU endorsement of certain recent amendments to standards and remain subject to change for any new standards or guidance that may become applicable for the 2005 financial year.
The interim figures for the six months ended 30 June 2005 and the comparative amounts to 30 June 2004 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2004 as reported under IFRS has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2004, which have been filed with the UK Registrar of Companies. The financial statements prepared in accordance with IFRS for the year ended 31 December 2004 have received an unqualified audit report.
Consolidated income statement

Year ended
31 December		Six months ended 30 June
2004		2005	2004
£m		£m	£m

(2)	Administrative expenses	–	–
(8)	Effect of tax credit equalisation on distributed earnings	(6)	(6)
247	Share of results of joint ventures	72	99

237	Operating profit	66	93
3	Investment income	1	2

240	Profit before tax	67	95
(5)	Tax	(2)	–

235	Profit attributable to ordinary shareholders	65	95

Earnings per ordinary share (EPS)

Year ended
31 December		Six months ended 30 June
2004		2005	2004
pence		pence	pence

18.6p	Basic earnings per share	5.1p	7.5p
18.5p	Diluted earnings per share	5.1p	7.5p
28.7p	Adjusted earnings per share	12.3p	12.0p

Adjusted earnings per share is based upon the Reed Elsevier PLC shareholders’ 52.9% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information.
Dividends
The directors of Reed Elsevier PLC have recommended an interim dividend of 3.7p per ordinary share (2004 interim: 3.4p per ordinary share). During the period the 2004 final dividend of 9.6p per ordinary share was paid.

REED ELSEVIER PLC	23
SUMMARY FINANCIAL INFORMATION
Summary consolidated cash flow statement

Year ended
31 December		Six months ended 30 June
2004		2005	2004
£m		£m	£m

(2)	Cash generated from operations	–	(1)
3	Interest received	3	2
(1)	Tax paid	(3)	–
153	Dividends received from joint ventures	120	111
(153)	Equity dividends paid	(120)	(110)
11	Proceeds on issue of ordinary shares	8	4
(11)	Increase in net funding balances to joint ventures	(8)	(6)

–	Change in cash and cash equivalents	–	–

Consolidated statement of recognised income and expense

Year ended
31 December		Six months ended 30 June
2004		2005	2004
£m		£m	£m

235	Net profit for the period	65	95
(97)	Share of joint ventures’ net expense recognised directly in equity	(4)	(21)
–	Share of joint ventures’ transfer to net profit from cash flow hedge reserve	(6)	–
–	Share of joint ventures’ transition adjustment on adoption of IAS39	14	–

138	Total recognised net income for the period	69	74

Reconciliation of shareholders’ equity

Year ended
31 December		Six months ended 30 June
2004		2005	2004
£m		£m	£m

138	Total recognised net income for the period	69	74
(153)	Equity dividends declared	(120)	(110)
11	Issue of ordinary shares, net of expenses	8	4
(15)	Increase in shares held in treasury	(2)	(12)
31	Increase in share based remuneration reserve	14	13
(3)	Equalisation adjustments	(2)	2

9	Net (decrease)/increase in shareholders’ equity	(33)	(29)
871	Shareholders’ equity at the beginning of the period	880	871

880	Shareholders’ equity at the end of the period	847	842

REED ELSEVIER PLC	24
SUMMARY FINANCIAL INFORMATION
Summary consolidated balance sheet

As at
31 December		As at 30 June
2004		2005	2004
£m		£m	£m

	Assets
	Non-current assets
334	Investment in joint ventures	294	296
	Current assets
595	Amounts due from joint ventures	601	590

929	Total assets	895	886

	Liabilities
	Current liabilities
1	Payables	1	–
36	Amounts owed to joint ventures	36	36
12	Taxation	11	8

49	Total liabilities	48	44

880	Net assets/shareholders’ equity	847	842

Approved by the board of directors, 27 July 2005.
Reconciliations to previous GAAP
The Reed Elsevier PLC summary financial information has been prepared in accordance with International Financial Reporting Standards (IFRS). The adoption of these standards has resulted in changes to the accounting policies previously applied under UK GAAP.
The effects of differences between IFRS and previous GAAP on net income and shareholders’ equity, insofar as they relate to Reed Elsevier PLC, are summarised below.
Reconciliation of profit

Year ended
31 December		Six months ended 30 June
2004		2005	2004
£m		£m	£m

152	Net profit under previous GAAP	61	57
	Adjustments:
83	Share of IFRS adjustments in joint ventures	8	42
–	Equalisation	(4)	(4)

235	Net profit for the period under IFRS	65	95

Reconciliation of shareholders’ equity

As at
31 December		As at 30 June
2004		2005	2004
£m		£m	£m

1,199	Shareholders’ equity under previous GAAP	1,269	1,288
	Adjustments:
(439)	Share of IFRS adjustments in joint ventures	(469)	(489)
120	Dividends	47	43

880	Shareholders’ equity under IFRS	847	842

The IFRS adjustments in respect of the combined financial information are set out in note 5 thereto.

REED ELSEVIER NV	25
SUMMARY FINANCIAL INFORMATION
Basis of preparation
The Reed Elsevier NV share of the Reed Elsevier combined results has been calculated on the basis of the 50% economic interest of the Reed Elsevier NV shareholders in the Reed Elsevier combined businesses, after taking account of the results arising in Reed Elsevier NV. The summary financial information has been prepared on the basis of the accounting policies of the Reed Elsevier combined businesses as set out on pages 119 to 122 of the Reed Elsevier Annual Reports and Financial Statements 2004, which, following a regulation adopted by the European Parliament, are now in accordance with International Financial Reporting Standards (IFRS). The comparative figures for 30 June 2004 and 31 December 2004 have been restated for the transition to IFRS. Reed Elsevier NV’s 50% economic interest in the net assets of the combined businesses is shown in the balance sheet as interests in joint ventures, net of the assets and liabilities reported as part of Reed Elsevier NV.
The Reed Elsevier accounting policies under IFRS assume EU endorsement of certain recent amendments to standards, and remain subject to change for any new standards or guidance that may become applicable for the 2005 financial year.
The interim figures for the six months ended 30 June 2005 and the comparative amounts to 30 June 2004 are unaudited but have been reviewed by the auditors. The summary financial information for the year ended 31 December 2004 as reported under IFRS has been abridged from the Reed Elsevier Annual Reports and Financial Statements 2004. The financial statements prepared in accordance with IFRS for the year ended 31 December 2004 have received an unqualified audit report.
Group income statement

Year ended
31 December		Six months ended 30 June
2004		2005	2004
€m		€m	€m

(3)	Administrative expenses	(1)	(1)
339	Share of results of joint ventures	97	142

336	Operating profit	96	141
2	Investment income	2	1

338	Profit before tax	98	142
–	Tax	–	–

338	Profit attributable to ordinary shareholders	98	142

Earnings per ordinary share (EPS)

Year ended
31 December		Six months ended 30 June
2004		2005	2004
€		€	€

€0.43	Basic earnings per share	€0.13	€0.18
€0.43	Diluted earnings per share	€0.13	€0.18
€0.64	Adjusted earnings per share	€0.27	€0.27

Adjusted earnings per share is based upon the Reed Elsevier NV shareholders’ 50% economic interest in the adjusted profit attributable of the Reed Elsevier combined businesses, which is reconciled to the reported figures in note 4 to the combined financial information.
Dividends
The directors of Reed Elsevier NV have declared an interim dividend of €0.092 per ordinary share (2004 interim: €0.090 per ordinary share). During the period, the 2004 final dividend of €0.24 per ordinary share was paid.

REED ELSEVIER NV	26
SUMMARY FINANCIAL INFORMATION
Summary group cash flow statement

Year ended
31 December		Six months ended 30 June
2004		2005	2004
€m		€m	€m

(3)	Cash generated from operations	(1)	(1)
1	Interest received	1	1
(5)	Tax received/(paid)	1	(1)
220	Dividends received from joint ventures	120	170
(229)	Equity dividends paid	(177)	(162)
14	Proceeds on issue of ordinary shares	10	11
20	Decrease/(increase) in net funding balances to joint ventures	25	(1)

18	Change in cash and cash equivalents	(21)	17

Group statement of recognised income and expense

Year ended
31 December		Six months ended 30 June
2004		2005	2004
€m		€m	€m

338	Net profit for the period	98	142
(144)	Share of joint ventures’ net income/(expense) recognised directly in equity	61	29
–	Share of joint ventures’ transfer to net profit from cash flow hedge reserve	(9)	–
–	Share of joint ventures’ transition adjustment on adoption of IAS39	19	–

194	Total recognised net income for the period	169	171

Reconciliation of group shareholders’ equity

Year ended
31 December		Six months ended 30 June
2004		2005	2004
€m		€m	€m

194	Total recognised net income for the period	169	171
(229)	Equity dividends declared	(177)	(162)
14	Issue of ordinary shares, net of expenses	10	11
(22)	Increase in shares held in treasury	(2)	(17)
44	Increase in share based remuneration reserve	19	18
3	Equalisation adjustments	1	(5)

4	Net increase in shareholders’ equity	20	16
1,169	Shareholders’ equity at the beginning of the period	1,173	1,169

1,173	Shareholders’ equity at the end of the period	1,193	1,185

REED ELSEVIER NV	27
SUMMARY FINANCIAL INFORMATION
Summary group balance sheet

As at
31 December		As at 30 June
2004		2005	2004
€m		€m	€m

	Assets
	Non-current assets
1,183	Investment in joint ventures	1,249	1,180
	Current assets
30	Amounts due from joint ventures	5	50
7	Receivables	6	6
25	Short term investments	4	24

1,245	Total assets	1,264	1,260

	Liabilities
	Current liabilities
3	Payables	1	1
4	Taxation	5	9

7		6	10

	Non-current liabilities
7	Debenture loans	7	7
58	Taxation	58	58

65		65	65

72	Total liabilities	71	75

1,173	Net assets/shareholders’ equity	1,193	1,185

Signed by the boards of directors, 27 July 2005.
Reconciliations to previous GAAP
The Reed Elsevier NV summary financial information has been prepared in accordance with International Financial Reporting Standards (IFRS). The adoption of these standards has resulted in changes to the accounting policies previously applied which, as permitted by Article 362.1 of Book 2 Title 9 of the Netherlands Civil Code, were in accordance with UK GAAP.
The effects of differences between IFRS and previous GAAP on net income and shareholders’ equity, insofar as they relate to Reed Elsevier NV, are summarised below.
Reconciliation of profit

Year ended
31 December		Six months ended 30 June
2004		2005	2004
€m		€m	€m

223	Net profit under previous GAAP	87	82
	Adjustments:
115	Share of IFRS adjustments in joint ventures	11	60

338	Net profit for the period under IFRS	98	142

REED ELSEVIER NV	28
SUMMARY FINANCIAL INFORMATION
Reconciliation of shareholders’ equity

As at
31 December		As at 30 June
2004		2005	2004
€m		€m	€m

1,598	Shareholders’ equity under previous GAAP	1,788	1,814
	Adjustments:
(602)	Share of IFRS adjustments in joint ventures	(663)	(696)
177	Dividends	68	67

1,173	Shareholders’ equity under IFRS	1,193	1,185

The IFRS adjustments in respect of the combined financial information are set out in note 5 thereto.

ADDITIONAL INFORMATION FOR US INVESTORS	29
Summary financial information in US dollars
The summary financial information is a simple translation of the Reed Elsevier combined financial information into US dollars at the rates of exchange set out in note 6 to the combined financial information. The financial information provided below is prepared in accordance with accounting principles as used in the preparation of the Reed Elsevier combined financial information. It does not represent a restatement under US Generally Accepted Accounting Principles (“US GAAP”) which would be different in some significant respects.
Income statement

Year ended
31 December		Six months ended 30 June
2004		2005	2004
US$m		US$m	US$m

8,806	Revenue	4,428	4,119
1,402	Operating profit	593	582
1,155	Profit before tax	477	466
844	Net profit for the period	252	349
1,951	Adjusted operating profit	862	821
1,709	Adjusted profit before tax	739	704
1,257	Adjusted attributable profit	550	524

US$	Basic earnings per American Depositary Share (ADS)	US$	US$
1.36	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	0.38	0.55
1.07	Reed Elsevier NV (Each ADS comprises two ordinary shares)	0.33	0.44
	Adjusted earnings per American Depositary Share (ADS)
2.10	Reed Elsevier PLC (Each ADS comprises four ordinary shares)	0.92	0.87
1.59	Reed Elsevier NV (Each ADS comprises two ordinary shares)	0.69	0.66

Adjusted earnings per American Depository Share is based on Reed Elsevier PLC shareholders’ 52.9% and Reed Elsevier NV’s 50% respective share of the adjusted profit attributable of the Reed Elsevier combined businesses. Adjusted figures are presented as additional performance measures and are reconciled to the reported figures at their sterling and euro amounts in note 4 to the combined financial information.
Cash flow statement

Year ended
31 December		Six months ended 30 June
2004		2005	2004
US$m		US$m	US$m

1,491	Net cash from operating activities	232	215
(1,499)	Net cash used in investing activities	(225)	(432)
(730)	Net cash used in financing activities	(56)	(466)

(738)	Decrease in cash and cash equivalents	(49)	(683)

1,854	Adjusted operating cash flow	410	388
95%	Adjusted operating cash flow conversion	48%	47%

Balance sheet

As at
31 December		As at 30 June
2004		2005	2004
US$m		US$m	US$m

11,740	Non-current assets	11,424	10,688
3,607	Current assets	3,755	3,267

15,347	Total assets	15,179	13,955

6,062	Current liabilities	4,747	5,245
6,048	Non-current liabilities	7,527	5,810

12,110	Total liabilities	12,274	11,055

3,237	Net assets/combined shareholders’ equity	2,905	2,900

ADDITIONAL INFORMATION FOR US INVESTORS	30
Summary of the principal differences between IFRS and US GAAP
Reed Elsevier now prepares financial statements under International Financial Reporting Standards (IFRS), with effect from the 2005 financial year. The 2004 financial statements have been restated under IFRS, adopting a 1 January 2004 transition date, other than in respect of IAS39 – Financial Instruments for which the transition date is 1 January 2005. The Annual Report and Financial Statements 2004 set out the principal differences, insofar as they relate to Reed Elsevier, between US GAAP and UK GAAP then applicable and between that previous UK GAAP and IFRS.
IFRS differ in certain significant respects to US GAAP. The effects on net income attributable to shareholders and combined shareholders’ equity of material differences to US GAAP are set out below.

			£		€
Year ended 31 December			Six months ended 30 June		Six months ended 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

459	675	Net income as reported (IFRS)	134	191	196	283
		US GAAP adjustments:
3	4	Intangible assets	1	–	1	–
(3)	(4)	Pensions	(35)	(3)	(51)	(4)
32	47	Derivative financial instruments	7	27	10	40
(75)	(110)	Deferred taxation	(13)	(52)	(19)	(77)
2	3	Other	3	1	5	1

418	615	Net income under US GAAP	97	164	142	243

			£		€
As at 31 December			As at 30 June		As at 30 June
2004	2004		2005	2004	2005	2004
£m	€m		£m	£m	€m	€m

1,664	2,346	Shareholders’ equity as reported (IFRS)	1,601	1,591	2,385	2,370
		US GAAP adjustments:
1,378	1,943	Goodwill and intangible assets	1,439	1,439	2,144	2,144
482	680	Pensions	596	520	888	775
12	17	Derivative financial instruments	–	(40)	–	(60)
(123)	(173)	Deferred taxation	(166)	(144)	(247)	(215)
16	22	Other	10	16	15	24

3,429	4,835	Shareholders’ equity under US GAAP	3,480	3,382	5,185	5,038

Net income and shareholders’ equity in the 2004 financial year under US GAAP have been restated for the adoption of SFAS123(R) – Share-Based Payment, which requires an expense to be recorded based on the fair value at the date of grant, and related deferred tax effects. Shareholders’ equity under US GAAP has been restated for 30 June 2004 to reflect a reclassification from intangible assets to goodwill of amounts arising under US GAAP in relation to deferred taxation. Net income under US GAAP for 2004 is £31m/€45m lower (2004 interim: £9m/€14m higher) than the amounts previously reported. Shareholders’ equity under US GAAP for 2004 is £56m/€79m higher (2004 interim: £158m/€234m higher) than the amounts previously reported.

NOTES FOR EDITORS	31
Reed Elsevier is a world leading publisher and information provider and its principal operations are in North America and Europe. Its two parent companies — Reed Elsevier PLC and Reed Elsevier NV — are listed on the London and Amsterdam Stock Exchanges respectively, and also on the New York Stock Exchange. The returns to their respective shareholders are equalised in terms of dividend and capital rights. ‘Reed Elsevier’ and ‘the combined businesses’ comprise Reed Elsevier PLC and Reed Elsevier NV plus their two jointly owned companies, Reed Elsevier Group plc and Elsevier Reed Finance BV, and their respective subsidiaries and joint ventures.
The Interim Statement 2005 is being posted to Reed Elsevier PLC shareholders on 28 July 2005. Copies of the Interim Statement 2005 will be available to shareholders in Reed Elsevier NV on request. Copies of the Interim Statement are available to the public from the respective companies:

Reed Elsevier PLC	Reed Elsevier NV
1-3 Strand London WC2N 5JR United Kingdom	Radarweg 29 1043 NX Amsterdam The Netherlands

Copies of all recent announcements, including this Interim Statement, and additional information on Reed Elsevier can be found on the Reed Elsevier Home Page on the World Wide Web:
http://www.reedelsevier.com

Independent review report
to Reed Elsevier PLC and Reed Elsevier NV
Introduction
We have been instructed by the boards of Reed Elsevier PLC and Reed Elsevier NV to review the combined financial information of Reed Elsevier PLC, Reed Elsevier NV, Reed Elsevier Group plc and Elsevier Reed Finance BV and their respective subsidiaries, associates and joint ventures (together “the combined businesses”) for the six months ended 30 June 2005 which comprises the combined income statement, combined cash flow statement, combined statement of recognised income and expense, reconciliation of shareholders’ equity, combined balance sheet and related notes 1 to 6. We have also reviewed the summary financial information of Reed Elsevier PLC for the six months ended 30 June 2005 which comprises the consolidated income statement, summary consolidated cash flow statement, consolidated statement of recognised income and expense, reconciliation of shareholders’ equity, summary consolidated balance sheet and the earnings per share and dividend notes, and the summary financial information of Reed Elsevier NV for the six months ended 30 June 2005 which comprises the group income statement, summary group cash flow statement, group statement of recognised income and expense, reconciliation of group shareholders’ equity, summary group balance sheet and the earnings per share and dividend notes. We have read the other information contained in the interim report and considered whether it contains any apparent mis-statements or material inconsistencies with the financial information.
This report is made solely to Reed Elsevier PLC and Reed Elsevier NV in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to Reed Elsevier PLC and Reed Elsevier NV those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than Reed Elsevier PLC and Reed Elsevier NV, for our review work, for this report, or for the conclusions we have formed.
Directors’ responsibilities
The Reed Elsevier Interim Statement, including the financial information contained therein, is the responsibility of, and has been approved by, the directors of Reed Elsevier PLC and Reed Elsevier NV. The directors of Reed Elsevier PLC and Reed Elsevier NV are responsible for preparing the Reed Elsevier Interim Statement in accordance with the Listing Rules of the UK Financial Services Authority and, in respect of the combined businesses the requirements of International Accounting Standard 34: “Interim Financial Reporting” which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
International Financial Reporting Standards
The next annual financial statements of Reed Elsevier PLC, Reed Elsevier NV and the combined businesses will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. The interim report of the combined businesses has been prepared in accordance with IAS34, and the requirements of International Financial Reporting Standard 1, “First Time Adoption of International Financial Reporting Standards” relevant to interim reports. The interim summary financial information of Reed Elsevier PLC and Reed Elsevier NV has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules of the UK Financial Services Authority.
Review work performed
We conducted our review in accordance with the guidance in Bulletin 1999/4 issued by the United Kingdom Auditing Practices Board. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK, Ireland and the Netherlands) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.
Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2005.

Deloitte & Touche LLP	Deloitte Accountants BV
Chartered Accountants	Amsterdam
London	27 July 2005
27 July 2005

Investor information
Financial calendar

2005
28 July	PLC	Announcement of interim results for the six months to 30 June 2005
NV
29 July	NV	Record date – 2005 interim dividend, Reed Elsevier NV ordinary shares
1 August	NV	Ex-dividend date – 2005 interim dividend, Reed Elsevier NV ordinary shares
2 August	NV	Ex-dividend date – 2005 interim dividend, Reed Elsevier NV ADRs
3 August	PLC	Ex-dividend date – 2005 interim dividends, Reed Elsevier PLC ordinary shares and ADRs
4 August	NV	Record date – 2005 interim dividend, Reed Elsevier NV ADRs
5 August	PLC	Record date – 2005 interim dividends, Reed Elsevier PLC ordinary shares and ADRs
26 August	PLC	Payment date – 2005 interim dividends, Reed Elsevier PLC and Reed Elsevier NV ordinary shares
NV
2 September	PLC	Payment date – 2005 interim dividends, Reed Elsevier PLC and Reed Elsevier NV ADRs
NV
17 November	PLC	Trading update issued in relation to the 2005 financial year
NV
2006
16 February	PLC	Announcement of Preliminary Results for the year to 31 December 2005
NV
18 April	PLC	Annual General Meeting – Reed Elsevier PLC, London
19 April	NV	Annual General Meeting – Reed Elsevier NV, Amsterdam
27 July	PLC	Announcement of interim results for the six months to 30 June 2006
NV
Listings

London Stock Exchange	Euronext Amsterdam	New York Stock Exchange
Reed Elsevier PLC (REL)	Reed Elsevier NV (REN)	Reed Elsevier PLC (RUK) – CUSIP No. 758205108
Ordinary shares	Ordinary shares	Each ADR represents four ordinary shares
Reed Elsevier NV (ENL) – CUSIP No. 758204101
Each ADR represents two ordinary shares

Contacts

Reed Elsevier PLC	Reed Elsevier NV	Reed Elsevier PLC Registrar
1-3 Strand	Radarweg 29	Computershare Investor Services PLC
London WC2N 5JR	1043 NX Amsterdam	PO Box 82
United Kingdom	The Netherlands	The Pavilions
Tel: +44 (0) 20 7930 7077	Tel: +31 (0) 20 485 2434	Bridgwater Road
Fax: +44 (0) 20 7166 5799	Fax: +31 (0) 20 618 0325	Bristol BS99 7NH
United Kingdom
Auditors		Tel: +44 (0) 870 702 0019
Deloitte & Touche LLP	Deloitte Accountants B.V.	www.computershare.co.uk
Hill House	Orlyplein 50
1 Little New Street	1043 DP Amsterdam	Reed Elsevier PLC and Reed Elsevier NV ADR Depositary
London EC4A 3TR	The Netherlands	The Bank of New York
United Kingdom		Investor Relations
PO Box 11258
Stockbrokers		Church Street Station
JP Morgan Cazenove Limited	ABN AMRO Bank NV	New York
20 Moorgate	Gustav Mahlerlann 10	NY10286-1258
London EC2R 6DA	1082 PP Amsterdam	Tel: +1 888 269 2377
United Kingdom	The Netherlands	www.adrbny.com

For further investor information visit:
www.reedelsevier.com

This statement is being mailed to shareholders of Reed Elsevier PLC on 28 July 2005 and will be available to the shareholders of Reed Elsevier NV upon request. Copies are available to the public from the registered offices of the respective companies shown above. Reed Elsevier PLC has given e-mail notification to those shareholders who have requested it of the availability of the Interim Statement on the Reed Elsevier website.